"Sky" Douglas Conway is an award-winning producer, screenwriter, author, business Attorney, digital pioneer, futurist and is the CEO of Atomic Video Inc, Manhattan Transfer Film Fund 1 and SkyRocket Pictures. Sky specializes in producing narrative content with heavy visual effects at a fraction of the cost incurred by studios. He also has extensive experience in film and television merchandising and has overseen the manufacture and distribution of products and collectibles for the industry's most recognizable brands, including Star Wars and Star Trek amongst others.

In 1990-91, Sky was privileged to be mentored by Gene Roddenberry, legendary creator of Star Trek. Sky told Gene about the world-wide web when it first went live explaining how it would eventually allow fans worldwide to watch Star Trek on computers and tablets – just like his show foretold. Roddenberry was thrilled and encouraged Sky to someday produce his own shows to be distributed over the web.

Inspired, Sky determined that he would do exactly as his friend suggested. He produced the first original sci fi shorts released on the internet starring Nichelle Nichols, Walter Koenig, Tim Russ and other Star Trek actors.

In 2006 Sky made entertainment history when he conceived, produced and co-wrote the award-winning *Star Trek: Of Gods and Men*, the first independent feature-length Trek film, starring many familiar film legends: Nichelle Nichols, Walter Koenig, Grace Lee Whitney and Alan Ruck, directed by Star Trek's Tim Russ. Vanity Fair credited it as one of the fifty most historic events involving the franchise.

Sky also produced the feature *InAlienable*, written by Sky's producing partner and renowned actor Walter Koenig. It was one of the first full length films to be originally released and to premiere on the internet in 2009. In addition, Sky co-created and produced another independent feature, *Star Trek: Renegades* (2015) – and the sequel, *Renegades: The Requiem* (2017). He also created the pilot for *Cozmo's Thirsty Tentacle Bar and Grill* (2016), a ground-breaking sci-fi comedy series, and *Renegades: Ominara* (2021).